82-145

VELCRO®



**THIRD QUARTER INTERIM REPORT**

dlw 8/30

NINE MONTHS ENDED

JUNE 30, 2005

3

VELCRO INDUSTRIES N.V.

**REPORT TO SHAREHOLDERS:**

Sales for the first nine months of fiscal year 2005 were $209,258,000, which was an increase of 2% over 2004. Sales for the third quarter were $73,007,000, also a 2% increase over the prior year.

Operating earnings for the first nine months were $19,230,000, a decrease of 1% from last year. For the quarter, operating earnings were $6,249,000, which was a decrease of 27% from the third quarter of 2004.

The Company's modest sales growth, despite increased competitive pressures and unfavorable economic conditions in certain business sectors, reflects the continued demand for our products, and market interest in new products and applications. Several factors contributed to the decline in operating earnings during the third quarter of 2005. Among these factors were expenses related to manufacturing realignments and non-recurring expenses relating to organizational restructuring, including selective reductions in overhead staffing. The Company continues to pursue profitable growth opportunities, through new products, new applications and increased market penetration.

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**VELCRO INDUSTRIES N.V. and Subsidiary Companies**
**UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEET**
At June 30, 2005

Current Assets
Current Liabilities
Net Current Assets
Non Current Assets
Long-term Liabilities
NET ASSETS

Equity Accounts
Less: Treasury Shares
TOTAL EQUITY

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

For the nine months, investment income was $7,925,000 compared to $8,868,000 of investment income for the first nine months of last year. Investment income for the third quarter was $3,064,000, compared to $2,734,000 for the third quarter of last year.

The above factors resulted in net earnings of $19,306,000 ($.64 per share) for the nine months and $7,126,000 ($.24 per share) for the third quarter. These earnings were 9% below the first nine months of 2004 and 17% lower for the third quarter.

For the Board of Directors

Robert W. H. Cripps
Chairman

A. John Holton
Deputy Chairman

August 10, 2005

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| June 30, 2005 US$'000 | Sept. 30, 2004 US$'000 |
|---|---|
| 121,779 | 111,947 |
| (41,570) | (44,325) |
| 80,209 | 67,622 |
| 246,214 | 245,512 |
| (12,334) | (13,156) |
| 314,089 | 299,978 |
| 321,154 | 307,043 |
| (7,065) | (7,065) |
| 314,089 | 299,978 |

**VELCRO INDUSTRIES N.V. and Subsidiary Companies**
**UNAUDITED CONSOLIDATED CONDENSED**
**INCOME STATEMENT**
**Nine Months Ended June 30, 2005**

[redacted]

Sales
Operating Expenses
Operating Earnings
Royalties and Other Income
Interest Expense
Interest Income
Other Investment Income
Earnings before Income Taxes
Income Tax Expense
Earnings after Income Taxes
Loss Applicable to Minority Shareholders
NET EARNINGS

Average Number of Shares
Outstanding During the Period

Basic and Diluted Earnings Per Share (in US$1)

Dividends Per Share (in US$1)

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

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**VELCRO INDUSTRIES N.V. and Subsidiary Companies**
**UNAUDITED CONSOLIDATED CONDENSED**
**CASH FLOW STATEMENT**
**Nine Months Ended June 30, 2005**

Cash Flow from Operating Activities
Cash Flow from Investing Activities
Cash Flow from Financing Activities
Net Increase in Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period
Cash and Cash Equivalents at End of Period

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

[redacted]

| | Quarter Ended June 30, | | Nine Months Ended June 30, | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| | US$'000 | US$'000 | US$'000 | US$'000 |
| | 73,007 | 71,861 | 209,258 | 204,978 |
| | (66,758) | (63,286) | (190,028) | (185,521) |
| | 6,249 | 8,575 | 19,230 | 19,457 |
| | 121 | 101 | 324 | 366 |
| | (92) | (276) | (301) | (747) |
| | 446 | 481 | 2,389 | 1,711 |
| | 2,618 | 2,253 | 5,536 | 7,157 |
| | 9,342 | 11,134 | 27,178 | 27,944 |
| | 2,216 | 2,568 | 7,872 | 6,845 |
| | 7,126 | 8,566 | 19,306 | 21,099 |
| | --- | --- | --- | 8 |
| | 7,126 | 8,566 | 19,306 | 21,107 |
| | 30,040,490 | 30,040,490 | 30,040,490 | 30,040,490 |
| | .24 | .28 | .64 | .70 |
| | -- | -- | .30 | .30 |

| | Nine Months Ended June 30, | |
|---|---|---|
| | 2005 | 2004 |
| | US$'000 | US$'000 |
| | 21,439 | 25,479 |
| | (3,219) | (4,070) |
| | (12,830) | (15,237) |
| | 5,390 | 6,172 |
| | 20,670 | 20,400 |
| | 26,060 | 26,572 |

**VELCRO INDUSTRIES N.V. and Subsidiary Companies**
**UNAUDITED CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN EQUITY ACCOUNTS**
**Nine Months Ended June 30, 2005**

| | Capital Stock US$'000 | Capital in Excess of Par Value US$'000 |
|---|---|---|
| Balance at October 1, 2003 | 20,389 | 2,901 |
| Net earnings | | |
| Net increase in fair value of marketable securities | | |
| Net gains on sales of marketable securities | | |
| Adjustments on translation of subsidiaries | | |
| Dividends paid | | |
| Balance at June 30, 2004 | 20,389 | 2,901 |

| | Capital Stock US$'000 | Capital in Excess of Par Value US$'000 |
|---|---|---|
| Balance at October 1, 2004 | 20,389 | 2,901 |
| Net earnings | | |
| Net increase in fair value of marketable securities | | |
| Net gains on sales of marketable securities | | |
| Adjustments on translation of subsidiaries | | |
| Dividends paid | | |
| Balance at June 30, 2005 | 20,389 | 2,901 |

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

## SELECTED EXPLANATORY NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

### 1. Accounting Standards

Consistent with the most recent annual financial statements for the year ended September 30, 2004, the interim financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Committee (IASC) and adopted by the International Accounting Standards Board.

In accordance with recent IFRS interpretations, effective October 1, 2004, the Company classifies freight costs incurred for shipments of products to customers in cost of sales. Previously, these costs were recorded as a reduction in sales. These freight costs totaled $1,292,000 for the third quarter and $3,546,000 for the first nine months of 2005. The prior year's comparative amounts have been reclassified to conform to this classification.

| | For the Nine Months Ended June 30, 2005 | | |
|---|---|---|---|
| | Manufacturing & Sales US$'000 | Investments US$'000 | Consolidation US$'000 |
| Segment Revenue: | | | |
| External sales | 209,258 | | 209,258 |
| Investment income | | 7,925 | 7,925 |
| Segment Results | 19,862 | 7,617 | 27,479 |

| Retained Earnings US$'000 | Revaluation Reserve US$'000 | Cumulative Translation Adjustment US$'000 | Total US$'000 |
|---|---|---|---|
| 235,924 | 17,066 | 3,935 | 280,215 |
| 21,107 | | | 21,107 |
| | 13,114 | | 13,114 |
| | (6,987) | | (6,987) |
| | | 2,486 | 2,486 |
| (9,012) | | | (9,012) |
| 248,019 | 23,193 | 6,421 | 300,923 |

| Retained Earnings US$'000 | Revaluation Reserve US$'000 | Cumulative Translation Adjustment US$'000 | Total US$'000 |
|---|---|---|---|
| 254,464 | 21,087 | 8,202 | 307,043 |
| 19,306 | | | 19,306 |
| | 9,585 | | 9,585 |
| | (5,292) | | (5,292) |
| | | (476) | (476) |
| (9,012) | | | (9,012) |
| 264,758 | 25,380 | 7,726 | 321,154 |

**2. Dividends**

The dividend of $0.30 per common share was paid on January 6, 2005 to shareholders of record as of December 6, 2004.

**3. Related Parties**

In April 2005, Cohere Limited increased its shareholding in Velcro Industries N.V. to 26,283,133 shares, which represents approximately 87.5% of the outstanding shares.

**4. Segment Information**

For management purposes, the Company is organized on a world-wide basis into two business segments, manufacturing and sales and investments. Business segment information is summarized as follows:

| For the Nine Months Ended June 30, 2004 | | |
|---|---|---|
| Manufacturing & Sales US$'000 | Investments US$'000 | Consolidation US$'000 |
| 204,978 | | 204,978 |
| | 8,868 | 8,868 |
| 20,145 | 8,546 | 28,691 |

***VELCRO INDUSTRIES N.V.***
*CASTORWEG 22-24, WILLEMSTAD, CURACAO*
*NETHERLANDS ANTILLES*

♦

*TRANSFER AGENTS AND REGISTRAR*

*COMPUTERSHARE INVESTOR SERVICES INC.*
*MONTREAL, CANADA*

*MELLON INVESTOR SERVICES, LLC*
*RIDGEFIELD PARK, NEW JERSEY, USA*